September 26, 2024

VIA EDGAR

Kibum Park

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Pacaso Inc. Offering Statement on Form 1-A/A Filed September 26, 2024 File No. 024-12501
REQUEST FOR QUALIFCATION

Dear Mr. Park:

Pacaso Inc. (the “Registrant”) hereby requests the qualification of its Offering Statement on Form 1-A, as amended (File No. 024-12501), filed on September 26, 2024, so that it may become qualified before 4:00 p.m. Eastern Time on September 30, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

Pacaso Inc.

By:	/s/ Gregory Austin Allison
Name:	Gregory Austin Allison
Title:	its Chief Executive Officer